FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  April 02, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: March Output Statement  dated 02 April 2004.



2 April 2004

BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from British Energy's power stations in March 2004 is given in the table below, together with comparative data for the previous financial year:-


                                        2002/03                                2003/04
                              March             Year to Date            March           Year to Date

                        Output      Load     Output      Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)   Factor (%)   (TWh)    Factor     (TWh)    Factor
                                                                              (%)                 (%)

UK Nuclear               5.59        79       63.76       76       5.91       83       64.96      77
UK Other                 0.45        31       5.67        33       0.67       47       7.62       45



OVERVIEW

The UK nuclear plants annual output was 64.96TWh for the financial year ended 31 March 2004 as compared with 63.76TWh the previous year. This level of output was below the revised target of around 65.5TWh, announced previously, as a result of unplanned outages at several stations (referred to below) which resulted in losses in excess of the remaining allowance.

As announced on 12 March 2004, our indicative target for nuclear output for 2004/05 is 64.5 TWh after factoring in the need to replace the cast iron pipework at several stations following the review of the implications of the recent unplanned outage at Heysham 1.

Planned Outages for March

- A refuelling outage was commenced on one reactor each at Dungeness B and Hartlepool.

- Low load refuelling was carried out on both reactors at Heysham 2 and on one reactor at Hunterston B.

Unplanned Outages for March

- At Hinkley Point, several problems were encountered including a generator transformer which required shutdown for inspection and repair, the combination of which resulted in a total loss of 0.5TWh. Hinkley Point has since returned to service.

- At Dungeness, the internal failure of a feed heater caused damage to pumps which had to be taken out of service for repair resulting in a loss of 0.2TWh. The Dungeness reactor is expected to return to service shortly pending completion of the repairs and refuelling.

- At Torness, a series of minor problems were encountered resulting in a combined loss of 0.2TWh. Torness has since returned to service.

- There were several other, less material, unplanned outages aggregating to 0.1TWh.


Contact:

Andrew Dowler                    020 7831 3113        (Media Enquiries)
Alastair Russell                 013552 62100         (Investor Relations)

Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 02, 2004                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations